Exhibit 99.2

G. WILLI-FOOD INTERNATIONAL LTD.

This Proxy is solicited on behalf of the Board of Directors

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Messrs. Joseph Williger and Itsik Barabi, and each of them severally, each with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders of the Company (the "Meeting"), to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, on October 17, 2017 at 4:00 p.m. Israel time, and at any adjournment thereof, upon:

(Continued and to be signed on the reverse side)

PROXY CARD FOR SPECIAL MEETING OF SHAREHOLDERS OF

G. WILLI-FOOD INTERNATIONAL LTD.

October 17, 2017

Please sign, date and mail
 your proxy card in the
 envelope provided as soon
 as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE, AND RETURN PROMPTLY IN ENCLOSED ENVELOPE. PLEASE MARK YOUR
VOTE IN BLUE OR BLACK INK AS SHOWN HERE.  ☒

1.	To approve the revised Compensation Policy for the Company's Directors and Officers.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 1 (MUST BE COMPLETED FOR VOTE TO BE COUNTED)?

YES ☐	NO ☐

2.	To approve the terms of office of Mr. Yoseph Williger and Mr. Zwi Williger in their capacity as co-Chairmen of the Board.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the approval of proposal 2 (MUST BE COMPLETED FOR VOTE TO BE COUNTED)?

YES ☐	NO ☐

3.	To approve the terms of office of Mr. Tim Cranko, in his capacity as the Company’s chief executive officer.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 3 (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

4.
To approve the amendment and the extension for a three-year period commencing the date the Meeting of the Service Agreement entered between the Company and Willi Food Investments Ltd., the controlling shareholder of the Company.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the approval of proposal 4 (MUST BE COMPLETED FOR VOTE TO BE COUNTED)?

YES ☐	NO ☐

To change the address on your account, please check the box as right and indicate your new address in the address space above. Please note that changes to the registered name(s) in the account may not be submitted via this method.  ☐

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Special Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Date: ______________________________________

Signature: __________________________________

 Signature: __________________________________

Note; Please sign exactly as your name or names appear in this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.